SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  Statement of Changes in Beneficial Ownership


1)       Name and Address of Reporting Person:

         NuVen Advisors Inc., 4001 South Decatur, #399, Las Vegas, NV  89103


2)       Issuer Name and Ticker or Trading Symbol:

         Group V Corporation (GRPV)


3)       IRS Number of Reporting Person (voluntary)


4)       Statement for Month/Year:

         November, 1997


5)       If Amendment, Date of Original ( Month/Year):

         Not Applicable


6)       Relationship of Reporting Person to Issuer:

               Director         Officer (give title below)         10% Owner

           X   Other (specify below)

                  Affiliate

                                                    [NUVENADV\FORM4:NOV1997.GPV]


 Table I -Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned


1. Title of Security     2. Transaction Date       3. Transaction Code         4. Securities Acquired (A) or
                                                                                  Disposed (D)
--------------------     -------------------       ----------------------       ---------------------------------------
                                                       Code           V           Amount        (A) or (D)       Price
                                                   -----------  ---------       ---------       ----------    ---------

$.01 par value                   11/03/97                                         25,000             D        $.22
common stock

$.01 par value                   11/03/97                                         25,000             D        $.21
common stock

$.01 par value                   11/03/97                                         25,000             D        $.215
common stock

$.01 par value                   11/03/97                                          7,000             D        $.215
common stock

$.01 par value                   11/04/97                                         25,000             D        $.20
common stock

$.01 par value                   11/04/97                                          1,000             D        $.205
common stock

$.01 par value                   11/04/97                                         25,000             D        $.21
common stock

$.01 par value                   11/05/97                                         25,000             D        $.22
common stock

$.01 par value                   11/05/97                                         25,000             D        $.215
common stock

$.01 par value                   11/05/97                                         24,000             D        $.205
common stock

$.01 par value                   11/10/97                                         25,000             D        $.215
common stock

$.01 par value                   11/11/97                                         15,000             D        $.20
common stock

$.01 par value                   11/11/97                                          5,100             D        $.205
common stock

$.01 par value                   11/11/97                                         35,000             D        $.20
common stock

$.01 par value                   11/11/97                                         50,000             D        $.20
common stock

$.01 par value                   11/12/97                                         25,000             D        $.20
common stock

$.01 par value                   11/12/97                                         70,000             D        $.205
common stock

$.01 par value                   11/13/97                                          8,000             D        $.21
common stock

$.01 par value                   11/14/97                                         30,000             D        $.19
common stock


                                                    [NUVENADV\FORM4:NOV1997.GPV]


1. Title of Security     2. Transaction Date       3. Transaction Code         4. Securities Acquired (A) or
                                                                                  Disposed (D)
--------------------     -------------------       ----------------------       ---------------------------------------
                                                       Code           V           Amount        (A) or (D)       Price
                                                   -----------  ---------       ---------       ----------    ---------

$.01 par value                   11/14/97                                         20,000             D        $.195
common stock

$.01 par value                   11/20/97                                         10,000             D        $.18
common stock

$.01 par value                   11/20/97                                         15,000             D        $.185
common stock

$.01 par value                   11/24/97                                         20,000             D        $.16
common stock

$.01 par value                   11/24/97                                          5,000             D        $.17
common stock

$.01 par value                   11/25/97                                         10,000             D        $.16
common stock

$.01 par value                   11/25/97                                         15,000             D        $.155
common stock

$.01 par value                   11/25/97                                         25,000             D        $.155
common stock

$.01 par value                   11/25/97                                         25,000             D        $.17
common stock

                                                                                  615,100

5.       Amount of Securities Beneficially Owned at End of Month

         454,680

6.       Ownership Form:            Direct (D) or Indirect (I)

         D

7.       Nature of Indirect Beneficial Ownership

         Not Applicable

                                                    [NUVENADV\FORM4:NOV1997.GPV]


  Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g. , puts, calls, warrants, options, convertible securities)

1.  Title of             2. Conversion of      3. Transaction     4. Transaction        5. Number of Derivative
   Derivative               Exercise Price          Date             Code                  Securities Acquired (A)
   Security                 of Derivative                                                  or Disposed (D)
                            Security
---------------          ------------------    ---------------    ------------------    -----------------------------
                                                                    Code         V            (A)               (D)
                                                                  ---------  -------    -------------  --------------


6.       Date Exercisable and Expiration Date (Month/Day/Year)

         N/A

7.       Title and Amount of Underlying Securities

         N/A

8.       Price of Derivative Security

         N/A

9.       Number of Derivative securities Beneficially Owned at End of Month

         N/A

10.      Ownership Form of Derivative Security: Direct (D) or Indirect (I)

         D

11.      Nature of Indirect Beneficial Ownership

         N/A

Explanation of Responses:

         N/A

                                        Signature of Reporting Person
                                        NuVen Advisors Inc.

Dated:  December 10, 1997               /s/  J.L. Lawver
                                        ---------------------------------------
                                             J.L. Lawver

                                                    [NUVENADV\FORM4:NOV1997.GPV]